JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
October 27, 2014
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed October 28, 2014
File No. 333-188800

Dear Ms. Long:

Filed concurrently herewith in response to your letter of comments dated October 8, 2014 is the registrant’s post-effective amendment no. 3 to the above referenced registration statement. For your convenience, the Registrant is also submitting a .pdf document which compares the 424B3 prospectus previously filed with respect to this registration statement to the prospectus included in this amendment. The the folio and page breaks and the Part II material erroneously included in the 42bB3 prospectus have been deleted in the comparison. The comparison was performed using that feature of MSWord. In certain cases, disclosures are marked as insertions when in fact the disclosures have been only repositioned. Deletions are not marked. Insertions are in red underline.

Comment 1. This amendment includes a prospectus which limits the offering to 9,100,000 shares and identifies the selling stockholders as those listed in the registration statement as declared effective.

Comment 2. The basis for acceleration of post-effective amendments is acknowledged.

Comment 3. The amendment to the registration statement filed on September 29, 2014 with an incorrect Commission file number has been withdrawn.

Comment 4. Referencing the staff’s comment letter dated September 17, 2014.

Comment 1. The additional shares the Registrant attempted to register by post effective amendment have been removed from both the registration statement and the prospectus. The Registrant is not combining prospectuses pursuant to Rule 429 in this amendment.

Comment 2. The Registrant is not combining prospectuses for its two registration statements. As noted above, this registration statement and the included prospectus reflects only the 9,100,000 shares registered at the time the registration statement was originally declared effective.

Comment 3. We do not know if any of the listed selling stockholders have sold shares.

Comment 4. This comment does not appear to apply to this registration statement, in view of the amendment filed concurrently herewith.

3116 West North A Street <> Tampa, Florida 33609-1544
Phone 813-874-8854 <> Cell 813-892-5969 <> Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com <> jackson.morris@rule144solution.com
www.Rule144Solution.com

Comment 5. The Commission file number has been included at the upper right hand corner of the facing sheet.

Comment 6. This comment does not apply to this registration statement.

Comment 7. As noted above, the Registrant is not combining prospectuses at this time pursuant to this amendment.

Comment 8. The fee table has been restored to its original form, and is included in this post-effective amendment solely for the purpose of reflecting the number of shares to which this registration statement relates.

Comment 9. The Registrant’s shares are now trading and changes have been included reflecting this fact.

Comment 10. This comment does not appear to apply to the 9,100,000 shares covered by this registration. Part II, Item 15 has been expanded to describe the private placement offering in which the securities were sold.

Comment 11. All incorporations by reference have been removed and the previously incorporated information and financial statements included in their entirety in this amendment.

Thanks you for your attention to this matter. Do not hesitate to contact me in the event you have any questions regarding this amendment, the other pending registration statement or reports filed by the registrant.

Very truly yours,

 /s/ Jackson L. Morris

Jackson L. Morris